Farmers New World Life Insurance Company Legal Department 3003 77th Avenue S.E. Mercer Island, Washington 98040
Adam G. Morris
June 25, 2008	Corporate Counsel
Direct: 206/275-8193
Via Edgar Filing	Fax: 206/275-8144

Ms. Sally Samuel
U. S. Securities and Exchange Commission
Washington, DC 20549

Re:

Farmers New World Life Insurance Company
Farmers Variable Life Separate Account A
Initial Registration Statement on Form N-6 for Farmers Essential Life Variable Universal Life
File Nos. 333-149540 and 811-09507

Dear Ms. Samuel:

We hereby request acceleration of the effective date of the pending registration statement referenced above. We acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we gave provided to the staff of the Division of Investment Management in connection with the review of our filing or in response to comments on our filing.

We respectfully request acceleration of the effective date of the registration statement and confirm that we are aware of our respective responsibilities. We understand that after all issues have been resolved regarding our initial registration statement, you will consider our request for acceleration of the effective date of the registration statement.

Thank you for your consideration, should you have any questions, please feel free to contact Adam Morris (206) 275-8193.

Sincerely yours, Adam Morris Corporate Counsel